Exhibit 99.1

Glass House Brands Announces the Filing of a Base Shelf Prospectus

Not for distribution to United States news wire services or dissemination in the United States

LONG BEACH, CA and TORONTO, May 22, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), announced today that it has filed a short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada. The Shelf Prospectus allows Glass House to offer from time to time over a 25-month period, equity shares, preferred shares, debt securities, subscription receipts, warrants and units comprised of more than one of the foregoing securities (collectively, the "Securities"), or any combination thereof, in all of the provinces and territories of Canada.

“With our strong operating performance, long-term growth prospects, and increase in share price over the past eighteen months, having a base shelf will provide additional flexibility to add growth capital and lower our cost of capital when we judge the time to be right,” stated Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “At that time, we will consider all available options including debt, equity, and preferred equity or any combination.”

The Company has filed the Shelf Prospectus to maintain financial flexibility but has no immediate plans to undertake an offering of Securities under the Shelf Prospectus. There is no certainty that any Securities will be offered or sold under the Shelf Prospectus within the 25-month effective period. Should Glass House decide to offer any Securities during the 25-month effective period, the specific terms will be set forth in a prospectus supplement to the Shelf Prospectus.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Securities will not be offered, sold or delivered, directly or indirectly within the United States (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) except pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state.

A copy of the Shelf Prospectus may be found on SEDAR+ at www.sedarplus.ca.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the offering of Securities under the Shelf Prospectus and the Company’s expected long-term growth prospects. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: (212) 896-1233

E: GlassHouse@kcsa.com